BCP SECURITIES, LLC & SUBSIDIARIES

AUDITED CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2020

<u>Report of Independent Registered Public Accounting Firm</u>

To the Members
BCP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company"), as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in members' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the supplementary schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2016.

New York, New York
March 12, 2021

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

A S S E T S

Cash and cash equivalents		$ 7,882,472
Due from brokers		12,924,945
Securities owned, at fair value		14,606,979
Investment at equity		1,538,020
Furniture, equipment and leasehold improvements	$ 3,317,433	
Less: accumulated depreciation and amortization	(1,142,385)	2,175,048
Right-of-use asset – leases		6,970,237
Underwritting fee receivable		1,410,673
Security deposits and other assets		1,213,490
TOTAL ASSETS		$ 48,721,864

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities		$ 2,852,295
Income taxes payable		965,339
Deferred tax liability		27,000
Mortgage payable		587,651
Lease liability		7,365,512
Securities sold, not yet purchased, at fair value		11,873,835
TOTAL LIABILITIES		23,671,632
Commitments and contingencies:		
Members' capital before accumulated other comprehensive income/(loss)		25,447,555
Accumulated other comprehensive income(loss)		(397,323)
Members' capital		25,050,232
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 48,721,864

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. In addition, the Company is involved in proprietary trading, buying and selling securities for its own account. The Company also acts as an underwriter of securities offerings. The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(ii).

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2020, the due from brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has four wholly-owned subsidiaries: Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), BCP Securities Do Brasil Representacoes Ltda. ("Brasil"), and Bear Crosby Pike de Mexico, S. De R.L. De C.V. ("Mexico") (the "Subsidiaries"). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. Mexico is a corporate venture focused on building client relationships and working with them to provide innovative financial solutions. The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and related trading revenue and expense are recorded on the trade date basis. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits. The recognition of realized and unrealized gains and losses on proprietary trading transactions of financial instruments is within the scope of FASB ASC 940, *Financial Services - Brokers and Dealers* .

Revenue subject to *ASC 606, Revenue from Contracts with Customers,* includes underwriting fees and commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The fees are generally received within 90 days from the settlement date.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions - Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

The Company assesses the recoverability of its long lived assets whenever circumstances, such as a material change in economic condition, indicate that the carrying values of such assets may not be recoverable.   During the year ended December 31, 2020, there were no indications identified by the Company affecting the recoverability of the Company's long lived assets.

The provision for income taxes for the year ended December 31, 2020 consists of the following:

Current:	
Federal	$ 2,462,730
State	947,270
Foreign	799,051
Total Current Provision	4,209,051
Deferred:	
Federal	-
State	-
Total Deferred tax	-
Total Tax Provision	$ 4,209,051

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The provision for income taxes includes permanent differences of approximately $30,000 for the year ended December 31, 2020 related to entertainment.

At December 31, 2020, deferred tax assets and liabilitites attributable to the Company's temporary differences were as follows:

Deferred tax asset:	
Right of use liability	$ 2,174,699
Total deferred tax assets	2,174,699
Deferred tax liabilities:	
Right of use asset	(2,092,238)
Fixed assets	(109,461)
Total deferred tax liabilities	(2,201,699)
Net deferred tax liability	$ (27,000)

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service, ("IRS") and in years prior to 2019 was not subject to federal or state income taxes with the exception of Pass-Through Entity Tax ("PTE") imposed by Connecticut. In October of 2019, the Company filed an entity classification election with the IRS to elect to treat the Company as a corporation for federal and state income tax purposes. The election requested retroactive treatment to January 1, 2019. The election was approved by the IRS and as such, the Company is subject to federal, state and city corporation taxes effective January 1, 2019 and forward. The Company is subject to foreign taxes to the local jurisdictions of its wholly-owned subsidiaries based on the income generated in those respective countries where the subsidiaries are located.

FASB ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged' or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties in the related tax liability in the consolidated statement of financial condition. As disclosed in Note 9, the Company accrued for a liability of $490,000 for estimated penalties. The Company believes that it is reasonably possible that all or a portion of the liability for uncertain tax position may be reversed by the end of the year as a result of amended return filings and a lapse of the statue of limitations. The years that remain subject to examination by taxing authorities are 2017 through 2019.

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. The deferred tax liability which is included in the consolidated financial statements has arisen from the differences between the financial and tax accounting methodologies used for the depreciation of fixed assets. It has been computed on currently enacted income tax rates applicable to the period in which the deferred tax liability is expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company considers its investments to be trading securities and records them at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Effective January 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company identified fees receivable carried at original billed amounts as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening members' equity upon adoption of ASC 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

NOTE 3.   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2020. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Equity securities, US Treasury bills: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds, Foreign municipality bonds, Sovereign government bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

NOTE 3.   FAIR VALUE MEASUREMENTS (continued)

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 8,156	$ -	$ -	$ 8,156
US Treasury bills*	264,918	-	-	264,918
Sovereign government bonds	-	2,123,921	-	2,123,921
Corporate bonds	-	11,252,017	-	11,252,017
Foreign municipality bonds	-	1,222,885	-	1,222,885
Total	$ 273,074	$ 14,598,823	$ -	$ 14,871,897

Liabilities	Level 1	Level 2	Level 3	Total
Sovereign government bonds	$ -	$ (2,531,720)	$ -	$ (2,531,720)
Corporate bonds	-	(8,414,580)	-	(8,414,580)
Foreign municipality bonds	-	(927,535)	-	(927,535)
Total	$ -	$ (11,873,835)	$ -	$ (11,873,835)

(*)Note: The Company's US Treasury bills were reported as cash and cash equivalents.

NOTE 4.   FIXED ASSETS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Leasehold improvements	$ 1,316,435
Office Suite Acquisition-Spain	1,104,140
Furniture	319,358
Computer and equipment	577,500
	3,317,433
Accumulated Depreciation and Amortization	(1,142,385)
Total Fixed Assets	$ 2,175,048

NOTE 5.   INVESTMENT AT EQUITY

The Company owns 10% of the common stock of BMG Money, a Delaware Corporation of which, a Member of the Company has representation on the board of directors. The Company records its interest in BMG Money under the equity method of accounting because through its board representation the Company has the ability to exercise significant influence over BMG Money. The Company records its proportionate share of the entity's equity on the consolidated statement of financial condition and the change in its proportionate share of the entity's equity is reported as equity in income of investee on the consolidated statement of comprehensive income. The Company has elected to classify distributions received from equity method investees on its consolidated statement of cash flows using the cumulative earnings approach. There were no such distributions received during the year ended December 31, 2020. The below table is a summary of the entity's financial information for the year ended December 31, 2020:

Summarized Balance Sheet

Current assets	$ 31,264,348
Noncurrent assets	149,915
Total assets	$ 31,414,263
Current liabilities	$ 15,656,645
Noncurrent liabilities	377,418
Total liabilities	16,034,063
Equity	15,380,200
Total liabilities and equity	$ 31,414,263

Summarized Income Statement

Income	$ 29,764,901
Expenses	14,444,913
Total net income	$ 15,319,988

NOTE 6.   PROFIT SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2020 in the amount of $457,575.

NOTE 7.   TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while consolidated statement of operations accounts are translated at exchange rates prevailing throughout the year. The impact of the translations are not material. Gains or losses resulting from foreign currency translation are included in other comprehensive income(loss) on the consolidated statement of comprehensive income.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income/(loss). Other comprehensive income/(loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of members' capital but are excluded from net income. The Company's other comprehensive income/(loss) is comprised of foreign currency translation gains/(losses), net of income tax expense/benefit.

NOTE 8.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $9,036,411 which was $8,692,292 in excess of its required net capital of $344,119. The Company's net capital ratio was 0.57 to 1.

NOTE 9.   COMMITMENTS AND CONTINGENT LIABILITIES

Lease Standards

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and, accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is reasonably certain to exercise these renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are included from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

NOTE 9.   COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The operating lease cost for the year ended December 31, 2020 is $1,211,283.

Amounts reported in the consolidated statement of financial condition as of December 31, 2020 were as follows:

Operating Leases:

Operating Lease ROU assets	$6,970,237
Operating Lease ROU liabilities	7,365,512

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow for operating leases $1,124,359

ROU assets obtained in exchange for lease obligations:

Operating leases $788,177

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases $698,683

Weighted average remaining lease term:

Operating leases 9.02 years

Weighted average discount rate:

Operating leases 5.5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

NOTE 9.   COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

Year ending December 31,	Total Amount
2021	$ 1,097,585
2022	1,007,592
2023	978,236
2024	969,929
2025	952,661
Thereafter	4,433,807
Total undiscounted lease payments	9,439,810
Less imputed interest	(2,074,298)
Total lease liabilities	$ 7,365,512

Long-term debt

The mortgage is payable in average monthly installments of $4,701, not including interest, through May 23, 2031. The rate on the mortgage is variable and is equal to Euribor + .9%. This rate is reviewed every six months. Maturities are as follows:

Year ending December 31,	Total Amount
2021	$ 55,269
2022	55,509
2023	55,751
2024	55,993
2025	56,237
Thereafter	308,892
	$ 587,651

NOTE 9.   COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Income Taxes

At December 31, 2020, the Company has an accrual for a contingent liability of $490,000 for estimated incomplete filing penalties related to IRS Form 5471, information return of U.S. persons with respect to certain foreign corporations for prior periods (and with respect to which it is believed that no income taxes were due or owed). The amount is included in income taxes payable on the consolidated statement of financial condition.

NOTE 10. COVID-19

The worldwide outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March of 2020, has impacted and may continue to impact global commercial activity and has contributed to volatility in financial markets. The full impact of the COVID-19 outbreak continues to evolve and management is actively monitoring the situation. It is uncertain as to the magnitude the COVID-19 pandemic will have in the future on financial markets as well as the Company's financial condition and future results of operations.

NOTE 11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 12, 2021, which is the date that these consolidated financials statements were available to be issued, and no events have been identified which require disclosure.